UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2013

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

9-1, 2-ga, Namdaemoon-ro, Jung-gu, Seoul 100-703, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒              Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐              No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A.

Summary of Business Report for the First Half of Fiscal Year 2013

On August 14, 2013, KB Financial Group Inc. (“KB Financial Group”) filed its business report for the first half of fiscal year 2013 (the “Business Report”) with the Financial Services Commission of Korea and the Korea Exchange. This is a summary of the Business Report translated into English.

Except where indicated otherwise, financial information contained in this summary (and in the attached review report) have been prepared in accordance with the Korean equivalent of International Financial Reporting Standards (“K-IFRS”), which differ in certain important respects from generally accepted accounting principles in the United States.

All references to “KB Financial Group,” “we,” “us” or the “Company” are to KB Financial Group and, unless the context requires otherwise, its subsidiaries. In addition, all references to “Won” or “KRW” in this document are to the currency of the Republic of Korea.

1.	Introduction to the Company

1.1.	Business Purpose

KB Financial Group is a financial holding company that was established in September 2008. Its main business purpose is to hold shares in companies that are engaged in financial or related services, as well as govern and manage such companies. Its consolidated subsidiaries are primarily engaged in the banking business, as well as the credit card business, the financial investment business, the insurance business and other related businesses.

1.2.	History

•	September 26, 2008

Obtained final approval from the Financial Services Commission to establish a financial holding company

•	September 29, 2008

Establishment of the Company through a comprehensive stock transfer and listing on the New York Stock Exchange

•	October 10, 2008

Listing on the Korea Exchange

•	October 20, 2008

The largest shareholder of the Company changed from the Korean National Pension Service to ING Bank N.V.

•	October 31, 2008

The largest shareholder of the Company changed from ING Bank N.V. to the Korean National Pension Service

•	May 4, 2009

Added Kookmin Bank Cambodia PLC as a second-tier subsidiary

•	June 22, 2009

Added KB Life Insurance Co., Ltd., formerly a second-tier subsidiary, as a first-tier subsidiary

•	September 28, 2009

Added Burrill-KB Life Sciences Fund as a second-tier subsidiary

•	December 1, 2009

Added KB-Glenwood Private Equity Fund No. 1 as a second-tier subsidiary

•	January 22, 2010

The largest shareholder of the Company changed from the Korean National Pension Service to ING Bank N.V.

•	July 6, 2010

Added KBIC No. 3 PEF as a second-tier subsidiary

•	December 13, 2010

Added KoFC KBIC Frontier Champ 2010-5 PEF as a second-tier subsidiary

•	March 2, 2011

Added KB Kookmin Card Co., Ltd. as a first-tier subsidiary

•	March 14, 2011

KB Futures Co., Ltd. was merged into KB Investment & Securities Co., Ltd.

•	July 8, 2011

The largest shareholder of the Company changed from ING Bank N.V. to the Korean National Pension Service

•	November 12, 2011

Closed KB Investment & Securities Hong Kong Ltd.

•	January 13, 2012

Added KB Savings Bank Co., Ltd. as a first-tier subsidiary

•	May 11, 2012

Added KoFC POSCO HANWHA KB Shared Growth No. 2. Private Equity Fund as a second-tier subsidiary

•	June 8, 2012

Liquidated Burrill-KB Life Sciences Fund Ltd.

•	July 2, 2012

Added KoFC Value-up Private Equity Fund as a second-tier subsidiary

•	October 10, 2012

Added Kookmin Bank (China) Limited as a second-tier subsidiary

•	June 20, 2013

Acquisition of the remaining shares of KB Life Insurance Co., Ltd., which increased the Company’s shareholding to 100%

1.3.	Overview of the Business Group

(As of June 30, 2013)
Type	Name of Company	Controlling Company	Remarks
Holding Company	KB Financial Group	—	Listed

1st Tier Subsidiaries	Kookmin Bank	KB Financial Group	Not listed
	KB Kookmin Card Co., Ltd.	KB Financial Group	Not listed
	KB Investment & Securities Co., Ltd.	KB Financial Group	Not listed
	KB Life Insurance Co., Ltd.	KB Financial Group	Not listed
	KB Asset Management Co., Ltd.	KB Financial Group	Not listed
	KB Real Estate Trust Co., Ltd.	KB Financial Group	Not listed
	KB Investment Co., Ltd.	KB Financial Group	Not listed
	KB Credit Information Co., Ltd.	KB Financial Group	Not listed
	KB Data Systems Co., Ltd.	KB Financial Group	Not listed
	KB Savings Bank Co., Ltd.	KB Financial Group	Not listed

2nd Tier Subsidiaries	Kookmin Bank Hong Kong Ltd.	Kookmin Bank	Not listed
	Kookmin Bank International Ltd.	Kookmin Bank	Not listed
	Kookmin Bank Cambodia PLC	Kookmin Bank	Not listed
	Kookmin Bank (China) Limited	Kookmin Bank	Not listed

	KB-Glenwood Private Equity Fund No. 1	KB Investment & Securities	Not listed

	NPS-KBIC Private Equity Fund No. 1	KB Investment	Not listed
	KBIC No. 3 PEF	KB Investment	Not listed
	KoFC KBIC Frontier Champ 2010-5 PEF	KB Investment	Not listed
	KoFC POSCO HANWHA KB Shared Growth No. 2. Private Equity Fund	KB Investment	Not listed
	KoFC Value-up Private Equity Fund	KB Investment	Not listed

Notes:

(1)	KLB Securities, a subsidiary of Kookmin Bank, is in liquidation.
(2)	On March 2, 2011, KB Kookmin Card Co., Ltd., previously a business division of Kookmin Bank, was newly established and added as a first-tier subsidiary of KB Financial Group.
(3)	On March 14, 2011, KB Futures Co., Ltd. was merged into KB Investment & Securities Co., Ltd. Accordingly, KB Futures Co., Ltd. is no longer a first-tier subsidiary of KB Financial Group.
(4)	On November 12, 2011, KB Investment & Securities Hong Kong Ltd. was closed.
(5)	On January 13, 2012, KB Savings Bank Co., Ltd. was added as a first-tier subsidiary.
(6)	On May 11, 2012, KoFC POSCO HANWHA KB Shared Growth No. 2. Private Equity Fund was added as a second-tier subsidiary.
(7)	On June 8, 2012, Burrill-KB Life Sciences Fund Ltd. was liquidated.
(8)	On July 2, 2012, KoFC Value-up Private Equity Fund was added as a second-tier subsidiary.
(9)	On October 10, 2012, Kookmin Bank (China) Limited was added as a second-tier subsidiary.

1.4.	Capital Structure

1.4.1.	Common Shares

Capital Increase

(As of June 30, 2013)	(Unit: Won, shares)
Issue Date	Type	Number	Par Value	Issue Price	Remarks
September 29, 2008	Common Stock	356,351,693	5,000	48,444	Establishment of the Company
September 2, 2009	Common Stock	30,000,000	5,000	37,250	Rights offering to existing shareholders; % increase in number of common shares: 8.41865%

Number of Shares

(As of June 30, 2013)	(Unit: shares)
	Type
	Common Stock	Total
Shares Authorized for Issuance	1,000,000,000	1,000,000,000
Shares Issued (A)	386,351,693	386,351,693
Treasury Stock (B)	—	—
Shares Outstanding (A-B)	386,351,693	386,351,693

1.4.2.	Voting Rights

(As of June 30, 2013)
Items		Number of shares	Notes
Total number of issued shares	Common shares	386,351,693	—

	—	—	—
Shares without voting rights	—	—	—
Shares for which voting rights cannot be exercised pursuant to the Articles of Incorporation	—	—	—
Shares for which voting rights are restricted under relevant laws and regulations	—	—	—
Shares with restored voting rights	—	—	—
Total shares for which voting rights may be exercised	Common shares	386,351,693	—

	—	—	—

1.5.	Dividends

Items		January 1, 2012 to December 31, 2012(2)(5)	January 1, 2011 to December 31, 2011(2)(4)	January 1, 2010 to December 31, 2010(1)(3)
Par value per share (Won)		5,000	5,000	5,000
Net income (Won in Millions)		646,235	(63,678)	88,320
Earnings per share (Won)		1,673	(173)	257
Total cash dividends (Won in Millions)		231,811	278,173	41,163
Total stock dividends (Won in Millions)		—	—	—
Cash dividend payout ratio (%)		35.9	(436.8)	46.6
Cash dividend yield (%)	Common Shares	1.6	1.9	0.2
	—	—	—	—
Stock dividend yield (%)	Common Shares	—	—	—
	—	—	—	—
Cash dividend per share (Won)	Common Shares	600	720	120
	—	—	—	—
Stock dividend per share (Shares)	Common Shares	—	—	—
	—	—	—	—

Notes:

(1)	Based on generally accepted accounting principles in Korea (“K-GAAP”) (on a separate basis).
(2)	Based on K-IFRS (on a separate basis).
(3)	The total number of common shares that were eligible for payment of dividends for the year ended December 31, 2010 was 343,028,989 shares (which excludes 43,322,704 shares that were held by Kookmin Bank, a wholly-owned subsidiary of KB Financial Group, as of such period).
(4)	Dividend payout ratio on a consolidated basis for the year ended December 31, 2011 was 11.7%.
(5)	Dividend payout ratio on a consolidated basis for the year ended December 31, 2012 was 13.6%.

2.	Business

2.1.	Results of Operations

	For the six months ended June 30, 2013	For the six months ended June 30, 2012(2)	For the year ended December 31, 2012	For the year ended December 31, 2011
Net interest income	3,300,066	3,554,835	7,115,913	7,104,512
Interest income	6,282,344	7,202,592	14,155,825	13,956,257
Interest expense	(2,982,278)	(3,647,757)	(7,039,912)	(6,851,745)
Net fee and commission income	759,153	756,356	1,592,641	1,794,750
Fee and commission income	1,310,238	1,365,474	2,778,668	2,829,754
Fee and commission expense	(551,085)	(609,118)	(1,186,027)	(1,035,004)
Net gains (losses) on financial assets/liabilities at fair value through profit and loss	324,309	578,767	651,203	1,035,867
Net other operating income (expenses)	(720,588)	(620,477)	(1,455,270)	(1,092,009)
G&A Expenses	(2,001,008)	(1,959,599)	(3,885,285)	(3,931,808)
Net operating income before provision for credit losses	1,661,932	2,309,882	4,019,202	4,911,312
Provision for credit losses	(677,572)	(753,201)	(1,607,804)	(1,512,978)
Operating profit	984,360	1,556,681	2,411,398	3,398,334

Notes:

(1)	Prepared on a consolidated basis.
(2)	Restated to reflect adjustments resulting from retrospective application of the amendments to K-IFRS 1110 and 1019.

2.2.	Sources and Uses of Funds

2.2.1.	Sources of Funds

		(Unit: in millions of Won, %)
		For the six months ended June 30, 2013			For the year ended December 31, 2012(2)			For the year ended December 31, 2011
		Average Balance	Interest Rate (%)	Average Balance	Average Balance	Interest Rate (%)	Ratio (%)	Average Balance	Interest Rate (%)	Ratio (%)
Won Currency	Deposits	177,895,245	2.61	63.14	181,850,183	3.10	64.01	169,714,084	3.02	63.38
	Certificate of deposit	1,650,459	3.23	0.59	1,734,611	3.88	0.61	1,745,901	3.90	0.65
	Borrowings	5,334,074	2.57	1.89	5,308,486	2.86	1.87	4,593,395	3.01	1.72
	Call money	4,218,503	2.65	1.50	3,562,595	3.02	1.25	1,779,391	3.01	0.66
	Debentures	21,142,412	4.83	7.50	21,002,427	5.17	7.39	24,454,683	5.37	9.13
	Other	3,306,592	2.78	1.17	3,188,139	3.59	1.12	3,713,710	3.50	1.39

Subtotal		213,547,285	2.84	75.79	216,646,441	3.30	76.25	206,001,164	3.31	76.93

Foreign currency	Deposits	4,973,577	0.98	1.77	5,289,517	0.97	1.86	3,394,042	0.64	1.27
	Borrowings	7,135,695	0.62	2.53	8,399,079	0.91	2.96	7,464,052	0.92	2.79
	Call money	869,095	0.49	0.31	1,224,909	0.55	0.43	896,482	0.84	0.33
	Debentures	3,329,847	4.52	1.18	3,549,616	4.96	1.25	3,945,798	4.96	1.47
	Other	255,964	1.19	0.09	203,426	1.34	0.07	134,421	0.59	0.05

Subtotal		16,564,178	1.51	5.88	18,666,547	1.68	6.57	15,834,795	1.86	5.91

Other	Total shareholders’ equity	25,510,167	—	9.06	24,431,702	—	8.61	22,823,040	—	8.52
	Allowances	671,731	—	0.24	901,913	—	0.32	1,096,724	—	0.41
	Other	25,428,709	—	9.03	23,452,276	—	8.25	22,049,153	—	8.23

Subtotal		51,610,607	—	18.33	48,785,891	—	17.18	45,968,917	—	17.16

Total		281,722,070	—	100.00	284,098,879	—	100.00	267,804,876	—	100.00

Notes:

(1)	Prepared on a consolidated basis.
(2)	Restated to reflect adjustments resulting from retrospective application of the amendments to K-IFRS 1110 and 1019.

2.2.2.	Uses of Funds

		For the six months ended June 30, 2013			For the year ended December 31, 2012(2)			For the year ended December 31, 2011
		Average Balance	Interest Rate (%)	Ratio (%)	Average Balance	Interest Rate (%)	Ratio (%)	Average Balance	Interest Rate (%)	Ratio (%)
Won currency	Due from banks	4,398,790	2.95	1.56	3,978,175	3.66	1.40	1,622,223	3.75	0.61
	Securities	46,347,212	3.71	16.45	45,292,632	4.39	15.94	41,166,103	4.60	15.38
	Loans	183,711,149	4.85	65.22	188,233,803	5.43	66.27	179,786,245	5.63	67.14
	Guarantee payments under payment guarantee	49,824	1.79	0.02	68,419	0.73	0.02	142,018	0.26	0.05
	Call loan	1,189,565	2.86	0.42	1,581,952	3.20	0.56	1,345,886	3.18	0.50
	Private placement corporate bonds	639,155	5.51	0.23	679,954	6.78	0.24	1,361,495	5.88	0.51
	Credit cards	11,549,791	11.08	4.10	12,076,314	11.14	4.25	12,377,664	10.82	4.62
	Other	6,539,335	5.17	2.32	4,881,932	6.00	1.72	1,963,980	11.42	0.73
	Allowance	(3,307,837)	—	(1.17)	(3,514,211)	—	(1.25)	(3,654,789)	—	(1.36)

Subtotal		251,116,984	4.96	89.15	253,278,970	5.57	89.15	236,110,825	5.83	88.18

Foreign currency	Due from banks	858,283	0.85	0.30	829,485	1.79	0.29	676,389	2.05	0.25
	Securities	1,083,107	2.17	0.38	1,237,230	3.06	0.44	1,693,605	3.82	0.63
	Loans	9,281,665	2.07	3.29	9,746,662	2.24	3.43	9,355,591	2.21	3.49
	Call loan	1,592,387	0.58	0.57	1,728,696	0.70	0.61	1,236,257	0.74	0.46
	Bills bought	2,509,574	1.48	0.89	2,931,390	1.97	1.03	2,432,861	2.08	0.91
	Allowance	(160,709)	—	(0.06)	(178,772)	—	(0.06)	(206,220)	—	(0.08)
	Other	1,919	—	0.00	1,899	—	0.00	1,270	—	0.00

Subtotal		15,166,226	1.78	5.37	16,296,590	2.09	5.74	15,189,753	2.27	5.66

Other	Cash	1,650,040	—	0.59	1,617,802	—	0.57	1,506,765	—	0.56
	Fixed assets held for business	3,218,526	—	1.14	3,211.797	—	1.13	3,223,574	—	1.20
	Other	10,570,294	—	3.75	9,693,720	—	3.41	11,773,959	—	4.40

Subtotal		15,438,860	—	5.48	14,523,319	—	5.11	16,504,298	—	6.16

Total		281,722,070	—	100.00	284,098,879	—	100.00	267,804,876	—	100.00

Notes:

(1)	Prepared on a consolidated basis.
(2)	Restated to reflect adjustments resulting from retrospective application of the amendments to K-IFRS 1110 and 1019.

2.3.	Other Information to Consider in Making an Investment Decision

2.3.1.	Capital Adequacy

KB Financial Group (calculated in accordance with Basel I)	(Unit: in millions of Won, %)
	As of June 30, 2013(3)	As of December 31, 2012	As of December 31, 2011
Total Capital (A)	27,376,325	26,907,004	25,062,681
Risk-weighted assets (B)	191,858,552	193,510,143	192,812,547
BIS ratio (A/B)(2)	14.27	13.90	13.00

(1)	Based on K-IFRS (on a consolidated basis).
(2)	BIS risk-adjusted capital ratio = (total capital / risk-weighted assets) X 100.
(3)	Preliminary figures.

Kookmin Bank (calculated in accordance with Basel II)	(Unit: in billions of Won, %)
	As of June 30, 2013	As of December 31, 2012	As of December 31, 2011
Total Capital (A)	21,714	21,391	19,668
Risk-weighted assets (B)	147,226	148,544	145,185
BIS ratio (A/B)	14.75	14.40	13.55

(1)	Based on K-IFRS (on a consolidated basis).

2.3.2.	Credit ratings

Date of Rating	Evaluated Securities	Credit Rating	Company (Ratings Range)	Evaluation
06/05/2013 06/05/2013 06/05/2013	Debentures Debentures Debentures	AAA AAA AAA	Korea Ratings (AAA ~ D) KIS Ratings (AAA ~ D) NICE Investors Service (1) (AAA ~ D)	Stable Stable Stable

12/07/2011	Commercial Paper (2)	A1	Korea Ratings (A1 ~ D) KIS Ratings (A1 ~ D) NICE Investors Service (1) (A1 ~ D)	—

(1)	Formerly NICE Ratings.
(2)	Redeemed in full as of June 30, 2013.

3.	Financial Information

3.1.	Consolidated Condensed Financial Information

3.1.1.	Consolidated Statements of Financial Position

	(Unit: in millions of Won, except number of consolidated companies)
	As of June 30, 2013	As of December 31, 2012(1)	As of December 31, 2011	As of December 31, 2010	As of January 1, 2010
Cash and due from financial institutions	11,795,810	10,592,605	9,178,125	6,829,828	9,102,630
Financial assets at fair value through profit and loss	11,188,484	9,559,719	6,326,104	4,013,313	4,592,491
Derivative financial assets	1,779,665	2,091,285	2,448,455	2,595,121	3,392,391
Loans	216,039,185	213,644,791	212,107,027	197,621,004	196,686,844
Financial investments	36,014,627	36,467,352	35,432,182	36,189,650	35,036,710
Investments in associates	851,368	934,641	892,132	723,411	614,717
Property and equipment	3,059,663	3,100,393	3,186,020	3,150,260	3,257,911
Investment property	166,972	52,974	51,552	52,921	67,977
Intangible assets	469,639	493,131	468,441	504,920	402,577
Deferred income tax assets	14,968	18,432	22,329	4,045	16,504
Assets held for sale	50,455	35,412	9,931	9,353	20,160
Other assets	12,145,779	8,760,319	7,478,519	7,076,796	6,968,059

Total assets	293,576,615	285,751,054	277,600,817	258,770,622	260,158,971

Financial liabilities at fair value through profit or loss	3,303,436	1,851,135	1,388,079	1,294,859	1,364,223
Derivative financial liabilities	1,794,089	2,054,742	2,059,573	2,236,359	3,138,394
Deposits	196,576,841	197,346,205	190,337,590	179,862,071	169,065,043
Debts	16,540,784	15,965,458	16,823,838	11,744,389	13,834,104
Debentures	25,155,129	24,270,212	27,069,879	29,107,316	38,661,962
Provisions	737,807	669,729	797,739	1,020,070	576,154
Net defined benefit liabilities	117,029	83,723	128,488	125,463	167,387
Current income tax liabilities	196,237	264,666	588,825	29,641	99,752
Deferred income tax liabilities	41,867	154,303	220,842	283,575	404,639
Other liabilities	24,167,785	18,327,740	15,086,169	13,400,949	13,416,625

Total liabilities	268,631,004	260,987,913	254,501,022	239,104,692	240,728,283

Equity attributable to shareholders of the Company	24,945,611	24,568,619	22,917,975	18,496,687	18,349,693
Share capital	1,931,758	1,931,758	1,931,758	1,931,758	1,931,758
Capital surplus	15,855,456	15,840,300	15,841,824	15,990,278	15,990,618
Accumulated other comprehensive income	313,772	295,142	191,642	430,572	350,941
Retained earnings	6,844,625	6,501,419	4,952,751	2,620,888	2,553,185
Treasury shares	—	—	—	(2,476,809)	(2,476,809)
Non-controlling interests	—	194,522	181,820	1,169,243	1,080,995

Total equity	24,945,611	24,763,141	23,099,795	19,665,930	19,430,688

Total liabilities and equity	293,576,615	285,751,054	277,600,817	258,770,622	260,158,971

Number of consolidated companies	92	77	67	58	50

(1)	Restated to reflect adjustments resulting from retrospective application of the amendments to K-IFRS 1110 and 1019.

3.1.2.	Consolidated Statements of Comprehensive Income

	(Unit: in millions of Won, except per share amounts)
	For the six months ended June 30, 2013	For the six months ended June 30, 2012(1)	For the year ended December 31, 2012	For the year ended December 31, 2011	For the year ended December 31, 2010
Net interest income	3,300,066	3,554,835	7,115,913	7,104,512	6,173,804
Net fee and commission income	759,153	756,356	1,592,641	1,794,750	1,704,714
Net gains (losses) on financial assets/liabilities at fair value through profit or loss	324,309	578,767	651,203	1,035,867	814,808
Net other operating income (expense)	(720,588)	(620,477)	(1,455,270)	(1,092,009)	(1,067,343)
General and administrative expenses	(2,001,008)	(1,959,599)	(3,885,285)	(3,931,808)	(4,366,629)
Operating profit before provision for credit losses	1,661,932	2,309,882	4,019,202	4,911,312	3,259,354
Provision for credit losses	(677,572)	(753,201)	(1,607,804)	(1,512,978)	(2,871,417)
Net operating profit	984,360	1,556,681	2,411,398	3,398,334	387,937
Net non-operating profit (loss)	(113,221)	(12,315)	(150,070)	(137,528)	(238,569)
Profit before income tax	871,139	1,544,366	2,261,328	3,260,806	149,368
Income tax expense	(292,965)	(382,421)	(549,340)	(832,234)	70,541
Profit for the period	578,174	1,161,945	1,711,988	2,428,572	219,909
Other comprehensive income for the year, net of tax	(13,284)	11,718	178,967	(235,748)	99,329
Total comprehensive income for the year	564,890	1,173,663	1,890,955	2,192,824	319,238
Profit attributable to:	578,174	1,161,945	1,711,988	2,428,572	219,909
Shareholders of the parent company	574,978	1,156,552	1,702,913	2,373,026	146,600
Non-controlling interests	3,196	5,393	9,075	55,546	73,309
Total comprehensive income for the year attributable to:	564,890	1,173,663	1,890,955	2,192,824	319,238
Shareholders of the parent company	593,608	1,165,488	1,871,240	2,134,096	226,231
Non-controlling interests	(28,718)	8,175	19,715	58,728	93,007
Earnings per share
Basic earnings per share (Won)	1,488	2,994	4,408	6,461	427
Diluted earnings per share (Won)	1,483	2,987	4,394	6,445	427

(1)	Restated to reflect adjustments resulting from retrospective application of the amendments to K-IFRS 1110 and 1019.

3.2.	Separate Condensed Financial Information

3.2.1.	Separate Statements of Financial Position

	(Unit: in millions of Won)
	As of June 30, 2013	As of December 31, 2012(1)	As of December 31, 2011	As of December 31, 2010	As of January 1, 2010
Cash and due from financial institutions	53,340	96,234	32,031	759,998	845,366
Loans	10,000	25,000	60,000	160,000	170,000
Investments in subsidiaries	18,111,676	17,944,848	17,773,322	17,673,322	17,612,122
Property and equipment	622	351	759	1,109	1,718
Intangible assets	9,023	9,122	10,531	11,057	9,176
Current income tax assets	—	—	—	125,423	—
Deferred income tax assets	4,153	3,800	2,445	898	—
Other assets	245,721	310,673	631,602	48,105	25,932

Total Assets	18,434,535	18,390,028	18,510,690	18,779,912	18,664,314

Debts	85,000	—	130,000	—	—
Debentures	—	—	49,988	799,353	798,421
Net defined benefit liabilities	2,263	1,384	992	1,134	1,049
Current income tax liabilities	189,423	257,535	578,729	—	—
Other liabilities	44,637	46,767	34,701	158,304	6,401

Total Liabilities	321,323	305,686	794,410	958,791	805,871

Share capital	1,931,758	1,931,758	1,931,758	1,931,758	1,931,758
Capital surplus	13,513,809	13,513,809	13,513,809	13,513,809	13,513,809
Accumulated other comprehensive income	(2,770)	(2,780)	—	—	—
Retained earnings	2,670,415	2,641,555	2,270,713	2,375,554	2,412,876

Total Equity	18,113,212	18,084,342	17,716,280	17,821,121	17,858,443

Total Liabilities and Equity	18,434,535	18,390,028	18,510,690	18,779,912	18,664,314

(1)	Restated to reflect adjustments resulting from retrospective application of the amendments to K-IFRS 1019.

3.2.2.	Separate Statements of Comprehensive Income

	(Unit: in millions of Won, except per share amounts)
	For the six months ended June 30, 2013	For the six months ended June 30, 2012(1)	For the year ended December 31, 2012	For the year ended December 31, 2011	For the year ended December 31, 2010
Net interest income (expense)	2,245	20	2,993	(14,572)	(17,281)
Net fee and commission expense	(3,594)	(1,560)	(4,130)	(6,079)	(6,951)
Net other operating income	282,039	687,925	687,925	—	95,305
General and administrative expenses	(19,797)	(19,123)	(41,597)	(41,711)	(31,187)
Operating profit (loss) before provision for credit losses	260,893	667,262	645,191	(62,362)	39,886
Provision for credit losses	—	—	—	—	—
Operating profit (loss)	260,893	667,262	645,191	(62,362)	39,886
Net non-operating expense	(578)	(178)	(312)	(2,863)	792
Profit (loss) before tax	260,315	667,084	644,879	(65,225)	40,678
Income tax benefit	356	189	1,356	1,547	897
Profit (loss) for the period	260,671	667,273	646,235	(63,678)	41,575
Other comprehensive income (loss) for the period, net of tax	10	(12)	—	—	—
Total comprehensive income (loss) for the period	260,681	667,261	646,235	(63,678)	41,575
Earnings (losses) per share
Basic earnings (losses) per share (Won)	675	1,727	1,673	(173)	121
Diluted earnings (losses) per share (Won)	672	1,723	1,668	(173)	121

(1)	Restated to reflect adjustments resulting from retrospective application of the amendments to K-IFRS 1019.

3.3.	Other Selected Financial Data

3.3.1.	Won-denominated Liquidity Ratio

	(Unit: in billions of Won, %)
Category	First Half 2013	2012	2011
Current assets in Won (A)	55.5	96.2	20.1
Current liabilities in Won (B)	3.4	1.6	2.6
Current ratio (A/B)	1,626.92%	6,100.82%	766.16%

(1)	Calculated based on Won-denominated assets and liabilities due within one month (in accordance with an amendment to the Financial Holding Company Act).
(2)	Based on K-IFRS (on a separate basis).

3.3.2.	Selected ratios

	(Unit: %)
Category	First Half 2013(2)	2012	2011
Net income as a percentage of average total assets	0.40	0.60	0.88
Net income as a percentage of average shareholders’ equity	4.64	7.16	11.36

(1)	Based on K-IFRS (on a consolidated basis).
(2)	Annualized basis

3.3.3.	20 Largest Exposures of Kookmin Bank by Borrower

(As of June 30, 2013)
Company	Credit extended *
(Unit: in billions of Won)
Hyundai Heavy Industries Co., Ltd.	1,420
Hyundai Steel Co., Ltd.	947
Samsung Heavy Industries Co., Ltd.	884
Daewoo Shipbuilding & Marine Engineering Co., Ltd	828
Samsung Electronics Co., Ltd.	813
Samsung Display Co., Ltd.	673
GS Caltex Corporation	583
Hyundai Capital Services, Inc	574
Bank of China HQ	558
SK Energy Co., Ltd.	525
LG Electronics Inc.	473
KT Corporation	452
S-Oil Corporation	413
Samsung C&T Corporation	410
Landesbank Baden-Wurttemberg	403
Korean Air Lines Co., Ltd.	380
Hyundai Motor Company	378
Daewoo International Corporation	363
LS-Nikko Copper Inc.	351
POSCO	333

Total	11,761

*	Calculated in accordance with the Detailed Regulations on Supervision of Banking Business.

3.3.4.	10 Largest Exposures of Kookmin Bank by Chaebol Group

(As of June 30, 2013)
Group	Credit extended *
(Unit: in billions of Won)
Samsung	4,418
Hyundai Motor	3,736
Hyundai Heavy Industries	2,181
SK	2,031
LG	1,876
POSCO	1,108
GS	1,076
Daewoo Shipbuilding & Marine Engineering	871
Hanwha	821
LS	805

Total	18,923

*	Calculated in accordance with the Detailed Regulations on Supervision of Banking Business.

3.3.5.	Kookmin Bank’s Loan Concentration by Industry

	(As of June 30, 2013)
Industry	Total Credit	Percentage of Total Credit
	(Unit: in billions of Won, %)
Manufacturing	36,088	35.69
Construction	5,524	5.46
Real estate	16,281	16.10
Retail and wholesale	16,499	16.32
Hotel, leisure and restaurant	6,496	6.42
Finance and insurance	1,760	1.74
Other	18,468	18.27

Total	101,116	100.00

3.3.6.	Top 20 Non-Performing Loans of Kookmin Bank

		(As of June 30, 2013)
	Industry	Total Credit	Allowance for Loan Losses
	(Unit: in billions of Won)
Borrower A	Shipbuilding	351	208
Borrower B	Retail and wholesale	199	0
Borrower C	Shipbuilding	166	121
Borrower D	Shipbuilding	115	31
Borrower E	Manufacturing	103	0
Borrower F	Shipbuilding	85	21
Borrower G	Construction	76	39
Borrower H	Real estate and leasing	64	23
Borrower I	Construction	64	64
Borrower J	Real estate and leasing	55	3
Borrower K	Construction	42	41
Borrower L	Construction	39	39
Borrower M	Arts, sports and recreation related services	38	3
Borrower N	Real estate and leasing	37	22
Borrower O	Electricity, gas, steam and water supply	35	21
Borrower P	Construction	34	29
Borrower Q	Manufacturing	29	5
Borrower R	Shipbuilding	28	9
Borrower S	Manufacturing	27	26
Borrower T	Construction	26	24

Total		1,613	729

3.4.	Other Financial Information

See Exhibit 99.1/99.2 KB Financial Group Review Report by our independent auditors for our full consolidated and separate financial statements and relevant notes, which have been prepared in accordance with K-IFRS. The Review Report will also be available on our website, www.kbfg.com.

4.	Independent Public Accountants

4.1.	Audit / Review Services

Period	Auditor	Activity	Compensation(1) (in millions of Won)	Accrued Time (hours)
January 1 to June 30, 2013	Samil PricewaterhouseCoopers	Quarterly / first half and annual review & audit, review of internal accounting management system, and PCAOB audit of consolidated financial statements and internal control over financial reporting	1,219 (annualized basis)	3,426

January 1 to December 31, 2012	Samil PricewaterhouseCoopers	Quarterly / first half and annual review & audit, review of internal accounting management system, and PCAOB audit of consolidated financial statements and internal control over financial reporting	1,150	15,216

January 1 to December 31, 2011	Samil PricewaterhouseCoopers	Quarterly / first half and annual review & audit, review of internal accounting management system and PCAOB audit of consolidated financial statements and internal control over financial reporting	1,150	15,000

(1)	Excluding value-added taxes.

4.2.	Non-Audit Services

(Unit: millions of Won)
Period	Contract date	Activity	Service period	Compensation(1)
January 1 to June 30, 2013	—	—	—	—

January 1 to December 31, 2012	—	—	—	—

January 1 to December 31, 2011	—	—	—	—

(1)	Excluding value-added taxes.

5.	Corporate Governance and Affiliated Companies

5.1.	Board of Directors & Committees under the Board

As of July 31, 2013, the board of directors consisted of one executive director and nine non-executive directors. The following committees currently serve under our board of directors:

•	Board Steering Committee

•	Audit Committee

•	Management Strategy Committee

•	Risk Management Committee

•	Evaluation & Compensation Committee

•	Non-Executive Director Nominating Committee

•	Audit Committee Member Nominating Committee

For the list of our directors, see 6. Directors, Senior Management and Employees, 6.1. Executive Directors, 6.2. Non-Standing Directors and 6.3. Non-Executive Directors below.

5.2.	Audit Committee

The audit committee oversees our financial reporting and approves the appointment of our independent auditors and internal compliance officers. The committee also reviews our financial information, auditor’s examinations, key financial statement issues, planning and evaluation of internal controls and the administration of our financial affairs by the board of directors. In connection with the general meetings of shareholders, the committee examines the agenda for, and financial statements and other reports to be submitted by, the board of directors to each general meeting of shareholders. The committee holds regular meetings every quarter and on an as-needed basis.

5.3.	Compensation to Directors

5.3.1.	Compensation to Directors (including Non-executive Directors) and Audit Committee Members

	(Unit: in millions of Won)
	Total number of persons	Total amount approved at Shareholders’ Meeting (1)	Notes
Registered Directors (including non-executive directors and audit committee members)	13	5,000	—

(1)	Represents the aggregate amount for all directors (including non-executive directors). Excludes long-term incentives.
(2)	Includes Vaughn Richtor, who resigned his post as a non-standing director of the Company on February 19, 2013.

(As of June 30, 2013)	(Unit: in millions of Won)
	Total number of persons	Total payment (1)(3)(4)(5)	Average payment per person (2)	Total amount of fair value of stock options	Notes
Registered Directors (including two non-standing directors)	2	765	383	—	—
Non-executive Directors (excluding audit committee members)	4	208	52	—	—
Audit committee members or internal auditor	5	261	52	—	—

Total	11	1,233	112	—	—

(1)	Represents the total amount paid (rounded to the nearest million) during the six months ended June 30, 2013.
(2)	Represents (i) the total amount paid (rounded to the nearest million) during the six months ended June 30, 2013, divided by (ii) the total number of applicable persons.
(3)	Payment subject to the Company’s internal policies on compensation to directors.
(4)	In addition to the total payments as presented in the above table, we recorded Won 345 million in our income statement for the six months ended June 30, 2013 with respect to performance-based stock grants, the payment and amount of which are determined in accordance with the performance of the grantees.
(i)	Stock grants were measured at fair value using the Monte Carlo Simulation Model and the following assumptions were used in fair value measurements:

	(Unit: in Won)
Series	Expected exercise period (Years)	Risk free rate (%)	Fair value (Market performance condition)	Fair value (Non-market performance condition)
Series 2-3	0.72	2.67	—	33,876
Series 4-1	1.03~3.04	2.67	—	34,781~35,854
Series 4-2	1.03~3.04	2.67	—	34,781~35,854

(ii)	Expected volatility is based on the historical volatility of the stock price over the most recent period that is generally commensurate with the expected term of the grant. The current stock price as of June 30, 2013 was used as the underlying asset price in estimating fair value. In addition, the average three-year historical dividend rate was used as the expected dividend rate in measuring fair value.
(5)	In addition to the total payments as presented in the above table, a total of Won 969 million was paid in the first quarter of 2013 with respect to short-term performance-based compensation.

5.4.	Affiliated Companies

5.4.1.	List of Affiliated Companies

Affiliated companies of KB Financial Group that are first-tier subsidiaries and KB Financial Group’s ownership of such companies as of June 30, 2013 are as follows.

•	Kookmin Bank (100.00%)

•	KB Kookmin Card Co., Ltd. (100.00%)

•	KB Investment & Securities Co., Ltd. (100.00%)

•	KB Life Insurance Co., Ltd. (100.00%)

•	KB Asset Management Co., Ltd. (100.00%)

•	KB Real Estate Trust Co., Ltd. (100.00%)

•	KB Investment Co., Ltd. (100.00%)

•	KB Credit Information Co., Ltd. (100.00%)

•	KB Data Systems Co., Ltd. (100.00%)

•	KB Savings Bank Co., Ltd. (100.00%)

6.	Directors, Senior Management and Employees

6.1.	Executive Directors

As of July 31, 2013, we had one executive director. The name and position of our executive director and the number of shares of KB Financial Group’s common stock he owned as of July 31, 2013 are set forth below.

Name	Date of Birth	Position	Common Shares Owned
Young-Rok Lim	March 1955	Chairman & Chief Executive Officer	3,648

6.2.	Non-Standing Directors

We currently have no non-standing director.

6.3.	Non-Executive Directors

Our non-executive directors and the number of shares of KB Financial Group’s common stock they respectively owned as of July 31, 2013 are as follows.

Name	Date of Birth	Position	Common Shares Owned
Kyung Jae Lee	January 1939	Non-Executive Director	—
Jae Wook Bae	March 1945	Non-Executive Director	—
Young Jin Kim	December 1949	Non-Executive Director	—
Kun Ho Hwang	January 1951	Non-Executive Director	500
Jong Cheon Lee	February 1951	Non-Executive Director	—
Seung Hee Koh	June 1955	Non-Executive Director	—
Young Kwa Kim	December 1955	Non-Executive Director	—
Young Nam Lee	September 1957	Non-Executive Director	—
Jae Mok Cho	January 1961	Non-Executive Director	—

6.4.	Senior Management

In addition to our executive director who is also our executive officer, we currently have the following nine executive officers as of July 31, 2013.

Name	Date of Birth	Position	Common Shares Owned
Woong-Won Yoon	February 1960	Deputy President & Chief Financial Officer	300
Yong Soo Kim	February 1961	Deputy President & Chief Public Relations Officer	—
Min Ho Lee	April 1965	Deputy President & Chief Compliance Officer	1,700
Ki-Bum Lee	November 1957	Senior Managing Director & Chief Risk Officer	600
Jae-Youl Kim	October 1969	Senior Managing Director & Chief Information Officer	904
Ihn-Sung Song	October 1963	Managing Director & Chief Human Resources Officer	721
Kyu Sul Choi	August 1960	Managing Director (Investor Relations)	836
Moon-Il Baek	January 1964	Managing Director (Public Relations)	—
Kyung Yup Cho	September 1961	Managing Director & Head of KB Research	—

6.5.	Employees

The following table shows the breakdown of our employees as of June 30, 2013.

	(Unit: in millions of Won)
	Number of Employees	Average Tenure of Employees (months)	Total Payment (1)	Average Payment per Person (2)
Total	157	30 months	8,355	53

(1)	Represents (i) the total amount paid for the six months ended June 30, 2013 divided by (ii) the total number of employees as of June 30, 2013.

7.	Major Shareholders and Related Party Transactions

7.1.	Major Shareholders

The following table presents information regarding holders of 5% or more of our total issued shares as of June 30, 2013.

	(Unit: Shares, %)
Name	Number of Shares of Common Stock	Percentage of Total Issued Shares
Korean National Pension Service	34,479,641	8.92
The Bank of New York Mellon Corporation(1)	32,757,442	8.48

*	Based on our shareholder registry as of June 12, 2013
(1)	Depositary under the Company’s ADR program.

7.2.	Changes in the Largest Shareholder

(As of June 30, 2013)	(Unit: Shares, %)
Name of Largest Shareholder	Date of Change in Largest Shareholder/ Date of Change in Ownership Level	Number of Shares of Common Stock	Percentage of Total Issued Shares(1)
Korean National Pension Service	September 30, 2008	17,910,781	5.03
ING Bank N.V.	October 20, 2008	18,045,337	5.06
Korean National Pension Service	October 31, 2008	21,675,810	6.08
Korean National Pension Service	December 31, 2008	23,284,404	6.53
Korean National Pension Service	February 4, 2009	23,271,087	6.53
Korean National Pension Service	March 27, 2009	22,548,541	6.33
Korean National Pension Service	May 29, 2009	19,653,362	5.52
Korean National Pension Service	July 27, 2009	19,673,220	5.52
Korean National Pension Service	September 2, 2009	21,199,372	5.49
Korean National Pension Service	December 7, 2009	20,321,051	5.26
Korean National Pension Service	December 31, 2009	20,046,217	5.19
ING Bank N.V.	January 22, 2010	19,401,044	5.02
Korean National Pension Service	July 8, 2011	23,650,699	6.12
Korean National Pension Service	December 31, 2011	26,510,171	6.86
Korean National Pension Service	March 14, 2012	27,894,880	7.22
Korean National Pension Service	August 1, 2012	31,817,770	8.24
Korean National Pension Service	December 31, 2012	33,158,257	8.58
Korean National Pension Service	June 12, 2013	34,479,641	8.92

*	The date of change in largest shareholder / change in ownership level is the date as indicated on the public filing disclosing relevant changes in shareholdings in the Company.
(1)	Based on 386,351,693 total issued shares of common stock for dates on or after September 2, 2009, and 356,351,693 total issued shares of common stock for dates on or prior to July 27, 2009.

7.3.	Employee Stock Ownership Association

(As of June 30, 2013)	(Unit: Shares)
Company Name	Number of shares	Type of shares
KB Financial Group	18,034	Common Stock
Kookmin Bank	2,789,763	Common Stock
KB Kookmin Card Co., Ltd.	132,874	Common Stock
KB Investment & Securities Co., Ltd.	25,194	Common Stock
KB Life Insurance Co., Ltd.	18,415	Common Stock
KB Asset Management Co., Ltd.	6,225	Common Stock
KB Real Estate Trust Co., Ltd.	12,636	Common Stock
KB Investment Co., Ltd.	4,220	Common Stock
KB Credit Information Co., Ltd.	14,201	Common Stock
KB Data Systems Co., Ltd.	19,039	Common Stock
KB Savings Bank Co., Ltd.	2,325	Common Stock

Total	3,042,926	Common Stock

7.4.	Investments in Certain Affiliated Companies

(As of June 30, 2013)				(Units: shares, millions of Won, %)
Name	Ending Balance			Total Assets as of the latest fiscal year(1)	Net Income (loss) for the latest fiscal year(1)	Notes
	Number of shares	Shareholding percentage	Book value
Kookmin Bank(2)	404,379,116	100	14,821,721	258,555,016	1,299,589	(6)
KB Kookmin Card Co., Ltd. (2)	92,000,000	100	1,953,175	14,046,164	291,173	(6)
KB Investment & Securities Co., Ltd.(3)	31,588,314	100	507,212	3,834,076	19,315	(7)
KB Life Insurance Co., Ltd. (4)	55,200,000	100	305,312	6,302,134	9,326	(7)
KB Asset Management Co., Ltd.	7,667,550	100	96,312	170,493	36,247	(7)
KB Real Estate Trust Co., Ltd.	16,000,000	100	121,553	201,572	21,446	(6)
KB Investment Co., Ltd.	8,951,797	100	104,910	134,005	6,832	(6)
KB Credit Information Co., Ltd.	1,252,400	100	23,621	30,422	331	(6)
KB Data Systems Co., Ltd.	800,000	100	6,334	25,519	(1,461)	(6)
KB Savings Bank Co., Ltd.(5)	6,800,000	100	171,526	680,266	(28,299)	(8)

Total	624,639,177	—	18,111,676	—	—

(1)	Based on K-IFRS (on a separate basis), other than figures for KB Savings Bank Co., Ltd, which are based on K-GAAP.
(2)	KB Kookmin Card Co., Ltd. was newly established on March 2, 2011 to operate the credit card business previously operated by Kookmin Bank.
(3)	KB Futures Co., Ltd. was merged into KB Investment & Securities Co., Ltd. on March 14, 2011.
(4)	Reflects the Company’s acquisition of the remaining shares from ING Bank N.V. on June 20, 2013.
(5)	KB Savings Bank Co., Ltd. was added as a first-tier subsidiary on January 2, 2012, and completed a rights offering on January 14, 2012.
(6)	As of or for the year ended December 31, 2012.
(7)	As of March 31, 2013 or for the period from April 1, 2012 to March 31, 2013.
(8)	As of June 30, 2013 or for the period from July 1, 2012 to June 30, 2013.

7.5.	Related Party Transactions

7.5.1.	Prepayments and Loans to Subsidiaries

	(Unit: in billions of Won)
Name	Relationship	Account	Loan Amount	Current Balance	Interest Rate	Maturity
KB Investment Co., Ltd.	Subsidiary	Loans	20	10	CD 3M + 138 bps	June 29, 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: August 14, 2013	By: /s/ Woong-Won Yoon
(Signature)

	Name:	Woong-Won Yoon
	Title:	Deputy President & CFO